350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

January 11, 2008	OTCBB: LGCP

FOR IMMEDIATE DISSEMINATION

PINE GROVE UPDATE

LINCOLN GOLD CORP. (OTCBB:LGCP) announces that it has contracted with Snowden Mining Industry Consultants Inc. to prepare an updated Mineral Resource estimation and NI 43-101 compliant technical report for its Pine Grove project near Yerington, Nevada.

Lincoln is planning to complete a 4 to 6 hole drill program in the next 6 to 8 weeks to acquire samples for a metallurgical test program. McClelland Laboratories of Reno Nevada will carry out the metallurgical test work. Concurrent with the metallurgical testing the Company is planning a 60 to 80 holes definition drilling program to expand and better define the resource.

Lincoln Gold Corp. is a gold exploration company with several projects in various stages of exploration which include three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Paul F. Saxton”

President

For more information contact:
Corporate Communications: 604-688-7377
www.lincolngold.com

All statements in this release, other than statements of historical facts, which address future financing, development and mining activities of Lincoln Gold Corp. are forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include Lincoln Gold Corp.’s ability to complete its proposed drill programs and McClelland Laboratories’ ability to complete its proposed metallurgical test program .

Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. In addition, Lincoln Gold Corp.’s business and operations are subject to the risks set forth in Lincoln Gold Corp.’s most recent Form 10-KSB, Form 10-QSB and other SEC filings which are available through EDGAR at www.sec.gov. These are among the primary risks we foresee at the present time. Lincoln Gold Corp. assumes no obligation to update the forward-looking statements.